Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

February 16, 2011

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on February 18, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On February 16, 2011, NovaGold’s Board of Directors approved the appointment of Elaine Sanders to the position of Vice President and Chief Financial Officer.

Item 5.	5.1 - Full Description of Material Change

On February 16, 2011, NovaGold’s Board of Directors approved the appointment of Elaine Sanders to the position of Vice President and Chief Financial Officer. Ms. Sanders joined NovaGold as Controller in March 2003, was promoted to Vice President Finance in 2006, was appointed Corporate Secretary in 2008 and has been Interim CFO since April 2010.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Rick Van Nieuwenhuyse
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

February 18, 2011